UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number
1-9645
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEAR CHANNEL COMMUNICATIONS, INC.
and
CLEAR CHANNEL OUTDOOR HOLDINGS, INC.
200 East Basse Road
San Antonio, Texas 78209
Telephone (210) 822-2828

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
Form 11-K for the year ended December 31, 2008 and 2007
Important Information Regarding the Merger
On July 30, 2008, Clear Channel Communications, Inc. completed its merger with a subsidiary of CC Media Holdings, Inc., a company formed by a group of private equity funds sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. Clear Channel Communications is now owned indirectly by CC Media Holdings, Inc. Clear Channel Communications, Inc. securities are no longer part of the Plan investments following the merger.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas
We have audited the accompanying statement of net assets available for benefits of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Clear Channel Communications, Inc. 401(k) Savings Plan as of and for the year ended December 31, 2007, were audited by other auditors whose report dated June 23, 2008, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2008 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 4, in 2008 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.
The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BKD, LLP
San Antonio, Texas
June 26, 2009
Federal Employer Identification Number: 44-0160260

Clear Channel Communications, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets

Investments, At Fair Value
Plan interest in Clear Channel Communications, Inc. Master Trust	$455,631,289	$724,383,208
Participant loans	12,159,510	12,758,754

Total investments, at fair value	467,790,799	737,141,962

Receivables
Employer’s contribution	526,333	601,315
Participants’ contributions	1,402,643	1,635,790

Total receivables	1,928,976	2,237,105

Total assets	469,719,775	739,379,067

Liabilities

Administrative fees payable	11,054	14,081

Total liabilities	11,054	14,081

Net Assets Available for Benefits	$469,708,721	$739,364,986

See Notes to Financial Statements.

Clear Channel Communications, Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2008

Investment Income
Net depreciation in fair value of investments	$(236,745,264)
Dividends and interest	23,533,539

Total investment loss	(213,211,725)

Contributions
Employer	16,842,525
Participants	44,806,000
Rollovers	2,189,240

Total contributions	63,837,765

Total	(149,373,960)

Deductions
Benefits paid to participants	63,209,915
Administrative expenses	100,452

Total	63,310,367

Net Decrease, Before Transfers	(212,684,327)

Plan-to-Plan Transfers	56,971,938

Net Decrease	(269,656,265)

Net Assets Available for Benefits, Beginning of Year	739,364,986

Net Assets Available for Benefits, End of Year	$469,708,721

See Notes to Financial Statements.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1: Description of Plan
The following description of the Clear Channel Communications, Inc. (the “Company” or the “Plan Sponsor”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan generally covering all eligible employees of the Company and its subsidiaries who have at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.
On July 30, 2008, Clear Channel Communications, Inc. completed its merger with a subsidiary of CC Media Holdings, Inc., a company formed by a group of private equity funds sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. Clear Channel Communications is now owned indirectly by CC Media Holdings, Inc.
Contributions
Employer contributions to the Plan include matching contributions. Additionally, elective contributions may be made annually at the discretion of the Plan Sponsor’s Board of Directors. The employer contribution was $16,842,525 for the year ended December 31, 2008.
Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions. Each year, participants may elect to contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $15,500 in 2008; effective January 1, 2005, the Plan Sponsor began limiting the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay. The IRS limits the amount of compensation that can be taken into account for Plan purposes; for 2008, the qualified plan compensation limit was $230,000. Employees participating in the Plan who attained age 50 by December 31, were eligible to contribute an additional $5,000 in pre-tax “Catch-Up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one unitized majority-owned subsidiary common stock fund, (Clear Channel Outdoor Holdings, Inc.) and 19 registered investment funds of which one is closed to any new funds.
Participant Accounts
Each participant’s account is credited with allocations of the Plan Sponsor’s contribution and Plan earnings (losses) and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
ESOP
Effective September 1, 2005, the Clear Channel Communications, Inc. Common Stock (unitized) Fund was designated as an Employee Stock Ownership Plan (ESOP). The ESOP allows participants who invest in the Plan Sponsor’s common stock fund to make an election relating to the dividends earned in that fund to either a) have the dividends reinvested in the fund, or b) moved to a dividend fund account for payment in cash at the end of each year. The default election is the reinvestment of the dividends. Effective January 30, 2009, the employee stock ownership portion of the Plan became null and void as a result of the July 30, 2008 sale of Clear Channel Communications, Inc. securities held by the Plan and the subsequent January 30, 2009 final distribution of dividends on such securities.
Forfeitures
Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan. For the years ending December 31, 2008 and 2007, approximately $366,000 and $485,000 of forfeitures were used to reduce employer contributions, respectively. There were unallocated forfeitures of approximately $ 6,700 and $-0- as of December 31, 2008 and 2007, respectively.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service (or upon the death or disability of the participant, or attainment of age 65) for contributions made prior to January 1, 2002. A participant is 100% vested after five years of credited service (or upon the death or disability of the participant, or attainment of age 65) for contributions made after January 1, 2002.
Participant Loans
Participants may borrow from $1,000 up to a maximum of the lesser of i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the Plan during the one year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the Plan on the date on which the loan is made, or ii) 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate determined by the Plan Sponsor.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Payment of Benefits
On termination of employment, the Plan provides that benefits will be paid by a lump sum distribution, a rollover, or a combination of a lump sum and rollover. The Plan Sponsor encourages terminated participants to review the distribution options available under the Plan. The Plan Sponsor may periodically distribute the funds of terminated participants who do not make a distribution election; if the vested account balance is $1,000 or less, the funds will be distributed in the form of a lump sum distribution; if the vested account balance is greater than $1,000 but less than $5,000, the distribution will be paid in the form of a direct rollover to an individual retirement plan designated by the Clear Channel Communications, Inc. Retirement Benefits Committee. For benefits over $5,000, benefits may be paid by lump sum distribution, remain in the Plan until the earlier of age 65 or death of the participant, or rolled over into another qualified plan. Hardship withdrawals are available to Plan participants upon approval.
Note 2: Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.
Investment Valuation and Income Recognition
The Plan’s interest in the Clear Channel Communications, Inc. Master Trust is stated at fair value (see Note 3).
Payments of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 3: Plan Interest in Clear Channel Communications, Inc. Master Trust
The Master Trust was established for the investment of assets of the Plan and other Clear Channel Communications, Inc. sponsored retirement plans. These investments in the Master Trust consist of and are valued as follows:
•	Clear Channel Communications, Inc. common stock — quoted market price *
•	Clear Channel Outdoor Holdings, Inc. common stock — quoted market price
•	Registered investment funds — net asset value of shares held

*	As a result of the merger agreement with a private equity group co-led by Thomas H. Lee Partners, LP and Bain Capital Partners, LLC, the Clear Channel Communications, Inc. common stock held in the Plan was liquidated during 2008 with proceeds being mapped to the Spartan U.S. Equity Index Advantage Fund within the Plan.
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.
The proportionate interest of the Plan in the Master Trust at December 31, 2008 and 2007, was approximately 98.8% and 98.9% respectively.
The following table presents the fair values of investments and investment income for the Master Trust as of December 31:

	2008	2007

Investments at Fair Value:
Clear Channel Communications, Inc. common stock (unitized*)	$—	$43,187,896
Clear Channel Outdoor Holdings, Inc. common stock (unitized*)	744,986	1,400,569
Registered investment funds	460,293,029	687,554,483

	$461,038,015	$732,142,948

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

2008
Investment Income

Net appreciation (depreciation) in fair value of investments
Clear Channel Communications, Inc. common stock (unitized*)	$1,938,930
Clear Channel Outdoor Holdings, Inc. common stock (unitized*)	(1,448,490)
Registered investment funds	(240,047,770)

(239,557,330)
Interest and dividends	22,865,823

$(216,691,507)

*	A non-registered fund comprised of the underlying company stock and a short-term cash component.
Note 4: Fair Value of Assets and Liabilities
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.
FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include: Common stocks which are valued at the closing price reported on the active market on which the individual securities are traded, and Registered investment funds which are valued at the net asset value (NAV) of shares held by the Plan at year end. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. There are no Level 2 securities held by the Plan. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include Participant loans which are valued at amortized cost, which approximates fair value.
The following table presents the fair value measurements of assets measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Master Trust:

Registered investment funds	$460,293,029	$460,293,029	$—	$—

Common stocks	744,986	744,986	—	—

Total *	461,038,015	461,038,015	—	—

Plan Level:

Participant loans	12,159,510	—	—	12,159,510

Total assets at fair value	$473,197,525	$461,038,015	$—	$12,159,510

*	The proportinate interest of the Plan in the Master Trust as of December 31, 2008, was approximately 98.8%.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:
Level 3 Assets

Asset
(Participant
Loans)

Balance, January 1, 2008	$12,758,754

Loan proceeds, net of repayments, etc.	(599,244)

Balance, December 31, 2008	$12,159,510

Note 5: Investments
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007:

	2008	2007

Clear Channel Communications, Inc. common stock (unitized)	$—	$43,187,896
LSV Value Equity Fund	$28,526,827	$55,237,829
Fidelity Dividend Growth Fund	$—	$66,273,882
Fidelity Retirement Money Market Portfolio	$56,025,695	$40,581,840
MSIFT Mid-Cap Growth Portfolio	$35,405,712	$77,822,072
PIMCO Total Return Fund	$48,024,272	$41,705,424
Fidelity Low-Priced Stock Fund	$31,177,039	$58,492,868
Fidelity Diversified International Fund	$40,626,032	$85,479,624
Spartan U.S. Equity Index Advantage Fund	$89,534,426	$57,145,223
Fidelity Freedom 2010 Fund	$36,364,037	$55,834,923

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Clear Channel Communications, Inc. common stock (unitized*)	$1,938,930
Clear Channel Outdoor Holdings, Inc. common stock (unitized*)	(1,448,490)
Registered investment funds	(237,235,704)

$(236,745,264)

*	A non-registered fund comprised of the underlying company stock and a short-term cash component.
Note 6: Related Party Transactions
Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan Sponsor paid approximately $143,000 in professional fees related to the Plan for the year ended December 31, 2008.
Note 7: Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer’s contributions allocated to their account.
Note 8: Tax Status
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 11, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Effective January 1, 2005, the Clear Channel Communications, Inc. 401(k) Savings Plan was amended and restated to reflect recent amendments to the Plan and clarify certain provisions under the Plan, among other matters. Although the Plan has been amended and restated since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 9: Subsequent Events
The Plan has historically included a fully discretionary employer matching contribution. The Plan Sponsor has consistently provided for a matching contribution on employee 401(k) deferrals up to 5% of compensation. However, as of April 30, 2009 the Plan suspended the current employer match of 50% of 5% of pay for the remainder of 2009. No employer matching contributions will be made during 2009 after the April 30, 2009 semi-monthly payroll. However, if the Company achieves at least 90% of its 2009 budget goals, the Plan Sponsor will retroactively restore matching contributions to the accounts of eligible Plan participants for the period of May 1, 2009 to December 31, 2009. If a matching contribution is made, it will be made to all employees who continued to contribute during all or part of the period from May 1, 2009 to December 31, 2009.
The following investment options under the Plan were changed as follows:
•	The Fidelity Growth Company investment option was replaced with the Fidelity Growth Company Class K Fund effective January 9, 2009.
•	The TIAA-CREF investment option was replaced with the Vanguard Mid-Cap Value Index Fund effective April 9, 2009.
•	The Fidelity Puritan investment option was eliminated effective May 28, 2009; participant balances were mapped to the age appropriate Fidelity Freedom Funds.
Note 10: Risk and Uncertainties
The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.
The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.
Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

SUPPLEMENTAL SCHEDULE

Clear Channel Communications, Inc. 401(K) Savings Plan
Schedule H, Line 4(i): Schedule of Assets (Held at End of Year)
EIN: 74-1787539 PN 001
December 31, 2008

	Description of investment,
	including maturity date, rate of
Identity of issuer, borrower, lessor or	interest, collateral, par or
similar party	maturity value	Current value

* Participant Loans	Various due dates with interest rates between 5% — 11.5%	$12,159,510

* Denotes party-in-interest

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN Date: June 26, 2009
By:	/s/ Randall T. Mays
	Name:	Randall T. Mays
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of BKD, LLP